Readington Holdings, Inc.

File No. 811-10055

Exhibit 77H

[Change in control]

On November 19, 2002, Fund Asset Management resigned as investment adviser for the registrant and Munder Capital Management entered into an investment advisory agreement with the registrant.

Merrill Lynch Capital Services Inc. owns all 5,000 authorized and outstanding shares of Class A Senior Stock of the registrant.  The holders of the Class A Senior Stock, voting as a class, are entitled to elect two directors to the registrant’s board of directors.  On November 19, 2002, the registrant’s board of directors and shareholders voted to approve a Restated Certificate of Incorporation and Amended and Restated By-Laws for the registrant that permit the board of directors to set the number of directors from time to time and that provide that the aggregate number of votes of the directors elected by the holders of the Class A Senior Stock and Class B Junior Stock voting together shall be proportionate to the paid-in capital of the Class B Junior Stock.